Document is copied.
                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-47984

                           PROSPECTUS SUPPLEMENT NO. 14
                     (TO PROSPECTUS DATED NOVEMBER 1, 2000)

                                CORECOMM LIMITED
                            -------------------------
                   6% CONVERTIBLE SUBORDINATED NOTES DUE 2006,
            SERIES B SENIOR CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
                           AND SHARES OF COMMON STOCK
                            -------------------------


     This Prospectus Supplement No. 14 supplements and amends the Prospectus dated November 1, 2000, and amended on November 14, 2000, December 7, 2000,
December 22,  2000,  December  28,  2000,  January 25,  2001,  January 26, 2001,
February 1, 2001,  March 2, 2001,  March 13, 2001,  March 21, 2001 and March 28,
2001:

o        The 6% convertible subordinated notes due 2006 of CoreComm Limited;

o        CoreComm's Series B senior convertible exchangeable preferred stock;

o Shares of common stock issuable as dividends on the Series B preferred stock, upon conversion of the convertible notes and the Series B preferred stock and as interest on CoreComm's senior unsecured notes due 2003; and

o The right, attached to each share of common stock, to purchase CoreComm's Series C junior participating preferred stock.

     The purpose of this Prospectus Supplement is to provide supplemental information that was contained in a current report on Form 8-K dated May 16, 2001.

     The Prospectus, together with all of the supplements filed to date (including this supplement), constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, with respect to offers and sales of the securities described above.

         WE URGE YOU TO READ CAREFULLY THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 OF THE ACCOMPANYING PROSPECTUS, WHERE WE DESCRIBE SPECIFIC RISKS ASSOCIATED WITH THESE SECURITIES, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                            -------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


        The date of this Prospectus Supplement No. 14 is May 16, 2001.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     ---------------------------------------

                                    FORM 8-K

                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


       DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)    MAY 15, 2001
                                                       -------------------


                             CORECOMM LIMITED
               -------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)


Delaware                         000-31359                     23-3032245
-------------------------------------------------------------------------------
(State or Other                (Commission                 (IRS Employer
 Jurisdiction of                 File Number)               Identification No.)
   Incorporation)



110 East 59th Street, New York, New York                                10022
-------------------------------------------------------------------------------
(Address of Principal Executive Offices)                             (Zip Code)


        Registrant's Telephone Number, including area code (212) 906-8485
                                                          ---------------



          -------------------------------------------------------------
          (Former Name or Former Address, if Changed Since Last Report)

Item 5.    Other Events.
-------    -------------

     On May 15, 2001, CoreComm Limited announced its operating results for the three months ended March 31, 2001.

     A copy of the press release referenced herein is attached as Exhibit 99.1.

Item 7.    Financial Statements and Exhibits.
-------    ----------------------------------
           Exhibits

99.1       Press release, issued May 15, 2001.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        CORECOMM LIMITED
                                        (Registrant)

                                        By: /s/  Richard J. Lubasch
                                        ----------------------------------
                                        Name:    Richard J. Lubasch
                                        Title:   Senior Vice President-
                                                  General Counsel


Dated: May 16, 2001

                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                                   Page
-------                                                                   -----

99.1     Press release, issued May 15, 2001

                                                                    Exhibit 99.1
[CORECOMM LOGO]

FOR IMMEDIATE RELEASE


   CORECOMM LIMITED ANNOUNCES FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2001



New York, New York (May 15, 2001) - CoreComm Limited (NASDAQ: COMM) announced today its operating results for the three months ended March 31, 2001.

In the first quarter, the Company began a process of streamlining its organization and focusing on its most successful and promising product groups. A variety of initiatives were commenced late in the first quarter and early in the second quarter, and several of these will continue to be executed throughout the remainder of the year. The majority of these activities have not yet impacted the Company's financial results.

The first area of focus is integrated communications products and other data/web-oriented services for the business markets. This product group is focused on capitalizing on the unfulfilled demand for high-speed bandwidth by using tested-and-proven technology via T-1 to DS-3 and above. These services are bundled with local and long distance voice services, in order to create a comprehensive and flexible product offering. The Company's business subscriber base has continued to expand through both the addition of new customers as well as enhanced services to existing customers. The Company has also raised certain of its prices in markets where it determined a need for increased profitability, and as a result experienced some additional churn of less profitable subscribers.

The second area of focus is bundled local telephony and Internet services sold to the consumer market. The Company has recently undergone a process on increasing the profitability of these services by targeting its marketing to Internet-centric interfaces. The Company's experience in this product group has shown that customers will switch their local and long distance telephone and Internet access, fully through the Internet in a cost efficient manner to the Company. The Company's new marketing relationship with AOL Time Warner represents a significant channel for this strategy.

Geographically, the Company is consolidating business telecoms sales in the Midwest to Cleveland, Columbus and Chicago, and in the East to the Mid-Atlantic region. The Company is also engaged in an effort to capitalize on more profitable UNE-P and Enhanced Extended Loop (EEL) provisioning and pricing to reduce existing network costs and capital expenditures, and enhance gross margins going forward.

Barclay Knapp, Chief Executive, stated: "In the first quarter, we continued our effort to sharpen our focus on our most profitable customer segments, and to concentrate on ways to better streamline our workforce and operating costs throughout the entire Company. We are achieving significant success in both the business and residential markets. Our ATX business group has been highly successful in selling new bundled communications services, combining voice and multiple data-centric services utilizing integrated T-1 technology. On the consumer side, our new relationship with AOL Time Warner will further explore the significant opportunities in our current residential markets, as well as possible regional and/or national expansion in the future.

"The $80 million financing that we completed in April is another sign of confidence in our strategy going forward. Although the financial markets for the industry have been some of the most difficult in recent memory, CoreComm has continued on its path to become one of the successful new entrants into the business and residential telecoms markets in the U.S."

The Company also stated that it had started evaluating strategic alternatives for its Voyager.net consumer ISP business as well as other assets not linked to its two primary businesses, including its Ohio LMDS licenses.

                                FINANCIAL RESULTS

                                                  Three Months Ended
                                                       March 31,
                                              2001                 2000 (1)
                                        ---------------      ---------------
                                       (in thousands, except per share data)
Revenues                                      $72,937              $18,959

Costs and expenses:
Operating                                      56,194               23,846
Selling, general & administrative              38,925               20,933
                                         -------------         ------------
      EBITDA                                  (22,182)             (25,820)

Corporate                                       3,894                2,396
Non-cash compensation                           3,234                    -
Other charges                                     119                1,426
Write-down of intangibles                     167,599                    -
Depreciation and amortization                  43,556                8,384
                                          ------------         ------------
     Operating (loss)                        (240,584)             (38,026)

Other income (expense):
Net interest and other                         (9,062)              (1,640)
Income tax provision                              (15)                (205)
                                          ------------         ------------

     Net (loss)                             $(249,661)            $(39,871)
                                          ============         ============

Basic and diluted net (loss)
  per share (2)                                $(3.58)              $(1.02)
                                          ============         ============

Weighted average shares                        71,232               38,955
                                         =============         ============

(1) As a result of the completion of the acquisitions of Voyager and ATX in September 2000, we consolidated the results of operations of these businesses from the dates of acquisition. The results of these businesses are not included in the 2000 results.

(2) After giving effect to the dividends and accretion on preferred stock of $5,534 in the three months ended March 31, 2001.

                         DISCUSSION OF OPERATING RESULTS


In April 2001, we completed a reevaluation of our business plan in light of current market conditions and have made significant modifications to our plans. We currently intend to devote our resources to the more profitable areas of our business and substantially reduce our operations and related costs in the other areas of our business. We expect a portion of our residential customer base to decline over time due to a combination of churn and a decline in new customer growth. In addition, we intend to sell our non-CLEC assets and businesses, and we have retained advisors for the purpose of conducting this sale.

We will require significantly less cash to fund the construction of our facilities-based network and to develop and expand our businesses going forward than we projected in the past. We intend to use cash on hand of $11.7 million at March 31, 2001, the $80 million of additional financing received in April 2001, and the net proceeds from the sale of non-CLEC assets and businesses (75% or more of which may be required to be used to repay indebtedness) to meet these requirements.

We anticipate that we will have sufficient cash to execute our revised business plan, however, there can be no assurance that: (a) actual costs will not exceed the amounts estimated or that additional funding substantially in excess of the amounts estimated will not be required, (b) we and our subsidiaries will be able to generate sufficient cash from operations to meet capital requirements, debt service and other obligations when required, (c) we will be able to access such cash flow or (d) we will not be adversely affected by interest rate fluctuations. We are continuing to review our operations and we may incur additional charges in the future related to further restructuring or downsizing of our operations.

As a result of the completion of the acquisitions of Voyager and ATX in September 2000, we consolidated the results of operations of these businesses from the dates of acquisition. The results of these businesses are not included in the 2000 results.

As a result of the significant modifications to our business plan, we expect modest increases in revenues and significant reductions in operating, selling, general and administrative and corporate expenses in the remainder of 2001 as compared to the fourth quarter of 2000.

The increase in revenues to $72,937,000 from $18,959,000 is due to acquisitions in 2000, which accounted for $54,770,000 of the increase. This increase is offset by a decline in the customer base associated with the USN assets. The revenues from the USN customer based peaked in the third quarter of 1999 after our acquisition in May 1999 and declined thereafter.

Operating costs include direct cost of sales, network costs and salaries and related expenses of network personnel. Operating costs increased to $56,194,000 from $23,846,000 due to acquisitions in 2000, which accounted for $35,306,000 of the increase. This increase is offset by a decrease in costs as a result of the modifications to our business plan.

Selling, general and administrative expenses increased to $38,925,000 from $20,933,000 due to acquisitions in 2000, which accounted for $22,858,000 of the increase. This increase is offset by a decrease in costs as a result of the modifications to our business plan.

Corporate expenses include the costs of our officers and headquarters staff, the costs of operating the headquarters and costs incurred for strategic planning and evaluation of business opportunities. Corporate expenses increased to $3,894,000 from $2,396,000 primarily due to financing related activities.

In accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," in April 2000, we recorded a non-cash compensation expense of approximately $29.0 million and a non-cash deferred expense of approximately $31.3 million due to the issuance of options to employees at an exercise price of $14.55, which was less than the fair value of the Company's common stock on the date of the grant. From April 2000 to March 31, 2001, $12.9 million of the deferred non-cash compensation was charged to expense, including $3.2 million in 2001. We will charge the deferred expense to non-cash compensation expense over the vesting period of the stock options as follows: $9.7 million in 2001, $7.5 million in 2002 and $1.2 million in 2003.

Other charges of $119,000 for the three months ended March 31, 2001 are for adjustments to restructuring costs recorded in 2000. These charges include additional employee severance and related costs of $351,000, offset by a reversal of the lease exit provision of $232,000. Other charges of $1,426,000 for the three months ended March 31, 2000 are for restructuring costs relating to the Company's announcement in March 2000 of a reorganization of certain of its operations. As of December 31, 2000, the remaining provision consisted of employee severance and related costs of $1,314,000 for approximately 250 employees and lease exit costs of $521,000. As of March 31, 2001, $766,000 of these provisions had been used, including $588,000 for employee severance and related costs and $178,000 for lease exit costs. As of March 31, 2001, none of the employees to be terminated were still employed by the Company. The remaining provision for leases will be used through 2003.

At March 31, 2001, the Company reduced the carrying amount of certain intangible assets that became impaired as a result of the Company's decision in April 2001 to sell non-CLEC assets and businesses. Goodwill with a book value of $167.6 million was written-off. The goodwill had a useful life of 5 and 7 years.

Depreciation and amortization expense increased to $43,556,000 from $8,384,000 primarily due to the amortization of goodwill from the acquisitions in 2000.

Net interest and other decreased to expense of $9,062,000 from expense of$1,640,000 primarily due to interest on the senior secured credit facility beginning in September 2000, the senior unsecured notes due 2003 issued in September 2000 and the senior unsecured notes due 2010 issued in December 2000.

The income tax provisions of $15,000 in 2001 and $205,000 in 2000 are for state and local income tax.

                                       ***

CoreComm provides integrated telephone, Internet and data services to business and residential customers in several markets in the United States


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In addition to the historical information presented, this release also includes certain forward-looking statements concerning trends in operating results. Such statements represent the Company's reasonable judgment on the future and are based on assumptions and factors that could cause actual results to differ materially. Examples of relevant assumptions and factors include, but are not limited to, general economic and business conditions, industry trends, technological developments, the Company's ability to continue to design and deploy efficient network routes, obtain and maintain any required regulatory licenses or approvals and finance network development, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as assumptions about customer acceptance, churn rates, overall market penetration and competition from providers of alternative services, the impact of new business opportunities requiring significant up-front investment, and availability, terms and deployment of capital. The Company assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such statements.


For further information please contact:
Michael A. Peterson, Vice President - Corporate Development or
Richard J. Lubasch, Senior Vice President-General Counsel at (212) 906-8485.